

Mail Stop 3561

December 23, 2015

Via E-mail
Mr. Layle K. Smith
Chief Executive Officer
Noranda Aluminum Holding Corp.
801 Crescent Centre Drive
Suite 600
Franklin, TN 37067

Re: Noranda Aluminum Holding Corp.
Form 10-K for the Year ended December 31, 2014
Filed February 27, 2015
Response Dated December 2, 2015
File No. 001-34741

Dear Mr. Smith:

We have reviewed your December 2, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 17, 2015 letter.

St. Ann Bauxite Mining Operation, page 8

1. We note you response to Comment 1 indicating that you believe your bauxite mining operations are not material. In addition you state your St. Ann mining operations are your only low-cost source of bauxite, producing excess bauxite for third party sales which off-set some of your site operating costs. Adding to the above, you further state bauxite is readily available in many parts of the world and if a low-cost source was available, you may consider these alternative sources of supply pending a review of your other agreements. We re-issue Comment 1. The asset valuation indicates the mining

operations, which include the mine, railroads, ship loading facilities, are material to your company. In addition, the ability for you to continue to economically and reliably secure raw materials, upon which rests your entire process of adding value and profitability, would likely be viewed by most reasonable people as material. The statement that bauxite is mined in many other locations implying that substitutes are available may not be relevant as many mine operators process bauxite to alumina prior to shipment to reduce shipping costs and few operators have the capacity for additional bauxites sales or ship loading facilities. Please provide the additional disclosure as indicated by the following comments in your future filings.

2.   We note your response to Comment 2 indicating that you do not believe the St. Ann property is a significant mining operation and that Industry Guide 7 is not applicable. In addition you indicate the mineral concession provides an option for additional mining areas should the reserves prove to be inadequate and as such the property is not material and that adequate disclosure is provided. We re-issue Comment 2. As indicated above, your St. Ann property is material and additional disclosure is required to conform to Industry Guide 7. Please provide the additional disclosure requested in your future filings.

3.   We note your response to Comment 3 indicating that you do not believe the St. Ann property is a significant mining operation, Industry Guide 7 is not applicable, and adequate disclosure has been provided. We re-issue Comment 3. As indicated in comment 1 above, your mining operations are material and additional disclosure to conform to Industry Guide 7 is required. Please provide the additional disclosure requested in your future filings.

4.   We note your response to Comment 4 indicating that you do not believe the St. Ann property is a significant mining operation and Instruction 3.B to Item 102 of Regulation S-K does not apply. As indicated in comment 1 above, your mining operations are material and additional disclosure is required. Please provide the map requested in your future filings.

You may contact George K. Schuler at (202) 551-3718 with questions about engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining